Exhibit 99.1

PreMD Third Quarter 2007 Report	1

Third Quarter Report
2007

For the period ended September 30, 2007

Dated November 14, 2007

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

PreMD Third Quarter 2007 Report	2

Message to Shareholders

PreMD Inc. is pleased to announce financial results for the third quarter of fiscal 2007 ended September 30, 2007 (Q3 2007).

Recent Significant Highlights

•	Responded to FDA’s request for additional information regarding the expanded regulatory claim for our skin cholesterol test
•	PREPARE actuarial analysis data supports PREVU*LT as valuable cardiovascular risk assessment tool for the life insurance industry
•	Breast cancer data accepted for presentation at San Antonio Breast Cancer Symposium
•	PASA manuscript accepted for publication in the American Journal of Cardiology
•	Granted approval of ColoPathTM Neoplasia patent and ColoPathTM Cancer patent in Canada
•	Granted approval of the colour and PREVU*LT tape stripping patents in China and the United States
•	Registration of PREVU* TM trademark in India completed

We are pleased to present the results of the third quarter for fiscal 2007. These results are in line with management expectations and reflect activities that support PreMD’s business plan and ongoing commitment to developing tests for the early detection of cardiovascular disease and cancer. As announced in the quarter, we signed a new agreement with AstraZeneca Pharmaceuticals in the United States. We eagerly anticipate a launch and are currently working with AstraZeneca to explore a range of options for bringing our valuable product into the US market next year. Not only is this a strong validation of our skin cholesterol product, it will expose our novel technology into the healthcare community, which may include physician offices, hospitals, retail chains and or other institutions nationally.

Our intellectual property was also strengthened this quarter through several significant clinical and scientific developments. We recently presented our PASA data at the Annual Scientific Sessions of the American Heart Association and this manuscript has also recently been accepted for publication by the American Journal of Cardiology, which is currently slated for publication in the April 2008 edition. PreMD’s cancer portfolio also saw validation as our breast cancer abstract was accepted for presentation at the 30th Annual San Antonio Breast Cancer Symposium. We have made significant strides towards our growth initiatives these last few months. This quarter, we expect to make considerable headway with the development opportunities before us, which will serve to expand the potential and value of our company. These include:

•	Response from FDA on our 510 (k) submission for an expanded regulatory claim on our skin cholesterol test
•	Partnering skin cholesterol test outside of the United States
•	Commercialization relationship for PREVU* LT within the Life Insurance industry
•	Completion of development agreements in the skin care field
•	Progress on patent legal action
•	Clinical validation of LungAlert and ColorectAlert upon completion of clinical trials

PreMD Third Quarter 2007 Report	3

As outlined above, our growth strategy is based both on scientific development and on the continued pursuit of collaborative agreements and commercialization partnerships. Parallel to our partnership with AstraZeneca and recent clinical news supporting the value of PREVU* LT, we are currently pursuing commercialization opportunities for PREVU* LT to the life insurance industry, which has already garnered earnest interest in Canada, the United States and Europe. Another important partnership opportunity for the PREVU* product has recently emerged in the skin care field. We are currently working towards expanding the capabilities of our skin cholesterol test for use in this area and are in negotiations with a leading cosmetics company to finalize the relationship that will allow us to exploit this potential. On the FDA approval front, we are diligently communicating with the FDA to ensure that all necessary actions are taken to obtain clearance for an expanded regulatory claim on our skin cholesterol test. As previously indicated, we have responded to the questions that were requested by the FDA last month and anticipate receiving feedback shortly.

In light of the opportunities before us, we anticipate revenue generation as we move through 2008 from sales, royalties and milestone payments as well as further upfront payments from additional partnership agreements. With a solid product pipeline in place, coupled with additional partnership opportunities, we believe we are in a very good position to experience long-term, value creation.

Financial Overview

The consolidated net loss for Q3 2007 was $1,635,000 or ($0.07) per share compared with a loss of $1,120,000 or ($0.05) per share for the quarter ended September 30, 2006 (Q3 2006).  For the nine months ended September 30, 2007, the net loss was $4,566,000, or ($0.19) per share, compared with $5,609,000, or ($0.26) per share, for the nine months ended September 30, 2006.  The Company expects research and development expenses to be at lower than historical levels for the remainder of fiscal 2007.  Cash used to fund operating activities during Q3 2007 amounted to $1,116,000 compared with $1,608,000 in Q3 2006. Total product related sales were $7,000 for Q3 2007 compared with $1,000 for Q3 2006.

As we move ahead, our efforts will focus on strengthening our product and clinical development capabilities, which will allow us to take our products further in the commercialization process and create additional partnership opportunities.

We appreciate your support.

Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

PreMD Third Quarter 2007 Report	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements.  Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements.  Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2006 in evaluating PreMD’s business and its prospects.  These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.edgar-online.com.

Vision

PreMD Inc. (“PreMD” or the “Company”) is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

Corporate Overview

PreMD’s products are designed to identify those patients at risk for disease.  With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether.  PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, for insurance testing, and, eventually, at home.

Our product development pipeline includes:

Coronary Artery Disease Risk Assessment:
•	PREVU* Point of Care (“POC”) Skin Cholesterol Test (cleared for sale in the U.S. (CLIA-exempt), and Canada and CE-marked in Europe)
•	PREVU* LT Skin Cholesterol Test, a lab-processed format
•	PREVU* PT Skin Cholesterol Test, a consumer-oriented format (in development)

Cancer Screening Tests (in development):
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements.  The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2006.  Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

PreMD Third Quarter 2007 Report	5

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3855, “Financial Instruments - Recognition and Measurement”,  Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”.

a)
Section 3855, Financial Instruments - Recognition and Measurement, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their carrying value; and
•	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified financing fees relating to the issuance of convertible debentures of $347,589 from unamortized deferred financing fees to convertible debentures.  The reclassification of debt issue costs has no material impact on earnings.  Financing fees are amortized using the effective interest method over the term of the related debt instrument.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in net income.  Certain derivatives embedded within a host contract must also be measured at fair value.  Prior to the adoption of this standard, the conversion feature and warrants related to the Company’s unsecured convertible debentures were separately presented on the balance sheet as equity component of convertible debentures and warrants, respectively.  The amounts recognized represent the fair values of the conversion feature and warrants on the date of issuance.  The adoption of this standard as it relates to embedded derivatives had no impact on opening deficit at the date of adoption or any impact on earnings for the period.

b)	Section 3865, Hedges, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	Changes in the fair value of a hedged item and a hedging item; and

PreMD Third Quarter 2007 Report	6

•	Changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period.  The Company currently does not have any hedges.

c)
Section 1530 of the CICA Handbook, "Comprehensive Income", describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders.  It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no “other comprehensive income” transactions during the nine months ended September 30, 2007.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2006.

Operating Results

Net Loss
The consolidated net loss for the three months ended September 30, 2007 (Q3 2007) was $1,635,000 or $(0.07) per share compared with a loss of $1,120,000 or $(0.05) per share for the quarter ended September 30, 2006 (Q3 2006).   For the nine months ended September 30, 2007, the consolidated net loss was $4,566,000 or $(0.19) per share compared with $5,609,000 or $(0.26) per share for the nine months ended September 30, 2006.

Revenue
Total product sales were $7,000 for Q3 2007 compared with $1,000 for Q3 2006.  Product sales in 2007 reflect direct sales to customers, following the termination of the license agreements on December 28, 2006 with McNeil Consumer Healthcare (“McNeil”).  License revenue was $27,000 for Q3 2007, compared to $577,000 for Q3 2006.  License revenue consists primarily of the upfront cash payments received in accordance with the respective licensing agreements, which were deferred and recognized into income on a straight-line basis over the terms of the agreements.  For Q3 2007, the license revenue reflects the amortization of the upfront payment received upon signing of the license agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) on July 13, 2007.  For Q3 2006, the license revenue was related to the licensing agreements with McNeil and included milestone payments earned during the period.  Total product sales for the nine months ended September 30, 2007 and 2006 were $33,000 and $7,000, respectively.  Total license revenues for the same periods were $27,000 and $734,000, respectively.

PreMD Third Quarter 2007 Report	7

Cost of Product Sales and Gross Profit
While product sales were $7,000 for Q3 2007, cost of product sales amounted to $93,000, for a deficiency of $86,000, compared to nil for Q3 2006.  The deficiency resulted from a write-off and disposal of $89,000 of short-dated reagent kits left over from our previous licensing agreement.  For the nine months ended September 30, 2007 and 2006, cost of sales amounted to $102,000 and $6,000 for a deficiency (surplus) on sales of $68,000 and $(1,000), respectively.

Research and Development
The Company’s R&D activities during Q3 2007 continued to focus primarily on managing the cancer clinical trial program and on validation of the contract manufacturing for the PREVU* system.  Most of the skin cholesterol clinical trials were completed at the end of 2006.  As a result, research and development expenditures for the quarter decreased by $104,000 to $737,000 from $841,000 in Q3 2006.  For the nine months ended September 30, 2007 and 2006, research and development expenditures amounted to $2,108,000 and $3,826,000, respectively.

The Company expects research and development expenses to remain at these lower levels for the remainder of fiscal 2007.

The variance for the quarter reflects:
•	a decrease of $287,000 in spending on clinical trials for skin cholesterol, following the submission of the U.S. FDA application;
•	an increase of $176,000 in performance-based compensation expense resulting from achievement of milestones;
•	a decrease of $114,000 in contract research expenses following completion of the engineering development in 2006 of the new cordless spectrometer (color reader) for the skin cholesterol test.
•	a decrease of $27,000 in spending on the cancer clinical trials;
•	an increase of $37,000 on product development in support of manufacturing validation for the new cordless reader and for general product improvements;
•	an increase of $41,000 in legal fees for international patent filings; and
•	an increase of $57,000 in stock-based compensation, a non-cash expense, due to the vesting of performance-based options that had been granted in a prior year.

General and Administration
General and administration expenses amounted to $995,000 for Q3 2007 compared with $499,000 in Q3 2006, an increase of $496,000.   For the nine months ended September 30, 2007 and 2006, general and administrative expenses amounted to $2,548,000 compared with $1,765,000, respectively.

The increase for the quarter reflects:
•	an increase of $190,000 in professional fees for legal, audit and consulting related to business development;
•	an increase of $167,000 in compensation expense resulting from increased headcount and from the achievement of performance-based milestones; and

PreMD Third Quarter 2007 Report	8

•	an increase in stock-based compensation, a non-cash expense, of $111,000 to $155,000 for Q3 2007 compared with $44,000 for Q3 2006. This resulted from the vesting of performance-based options.

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $167,000 in Q3 2007 compared with $172,000 in Q3 2006.  The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.   For the nine months ended September 30, 2007 and 2006, the interest on convertible debentures amounted to $496,000 and $510,000, respectively.

Imputed interest on convertible debentures of $253,000 and $204,000 in Q3 2007 and 2006 respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 14.8%.  Due to a change in accounting policies on January 1, 2007, amortization of deferred financing fees is included in imputed interest in 2007, whereas it was reported as amortization expense in 2006.  For the nine months ended September 30, 2007 and 2006, imputed interest amounted to $733,000 and $609,000, respectively.

Amortization
Amortization expenses for Q3 2007 amounted to $42,000 compared with $78,000 for Q3 2006.  The 2006 amount includes amortization of deferred financing fees in the amount of $33,000.  For the nine months ended September 30, 2007 and 2006, amortization expenses amounted to $125,000 and $233,000, respectively, and the 2006 amount included amortization of deferred financing fees of $98,000.

Gain on Foreign Exchange
The gain on foreign exchange was $533,000 for Q3 2007, compared with a loss of $5,000 for Q3 2006.  The major reason for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in U.S. dollars.  This resulted in an unrealized gain of $549,000.   For the nine months ended September 30, 2007 and 2006, the gain (loss) on foreign exchange was $1,288,000 and $(211,000), respectively.

Recoveries and Other Income
Interest income amounted to $32,000 for Q3 2007 compared with $56,000 for Q3 2006 as a result of lower cash balances.  For the nine months ended September 30, 2007 and 2006, interest income amounted to $96,000 and $213,000, respectively.

Refundable scientific investment tax credits (“ITCs”) accrued for Q3 2007 amounted to $54,000 versus $45,000 for Q3 2006.  The increase was due to the increased salaries related to product development in 2007.   For the nine months ended September 30, 2007 and 2006, ITCs amounted to $102,000 and $175,000, respectively.

PreMD Third Quarter 2007 Report	9

Contractual Obligations

As at September 30, 2007 PreMD had certain contractual obligations and commitments related to ongoing clinical trials and operating leases as follows:

	Total	Less than 1 Year	1 - 2 Years	2 - 5 Years
Clinical Trials	$150,000	$150,000	$ Nil	$ Nil
Operating Leases	191,000	140,000	51,000	Nil
Total	$341,000	$290,000	$51,000	$ Nil

Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

The $9,828,000 (U.S. $8,210,000) convertible debentures issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009.  The balance outstanding at September 30, 2007, at current exchange rates, is $7,740,000 (U.S. $7,780,000), and is net of $475,000 (U.S. $430,000) that was converted into common shares in 2006.

Liquidity and Capital Resources

As at September 30, 2007, PreMD had cash, cash equivalents and short-term investments totaling $2,342,000 ($3,276,000 as at December 31, 2006).  We invest our funds in short-term financial instruments and marketable securities.  Cash used to fund operating activities during Q3 2007 amounted to $1,116,000 compared with $1,608,000 in Q3 2006, the decrease resulting from the receipt of upfront license fees of $533,000 (U.S. $500,000) in July 2007.  For the nine months ended September 30, 2007 and 2006, the cash used to fund operating activities amounted to $4,558,000 and $4,198,000, respectively.

Accounts payable at September 30, 2007 amounted to $366,000 compared with $964,000 at December 31, 2006.  The large decrease resulted from the payment of expenses related to clinical trials that were completed near the end of 2006.

Effective December 28, 2006, the agreements with McNeil to market and distribute the PREVU* skin cholesterol tests were terminated.  The Company is directly selling PREVU* in certain markets and is pursuing several additional opportunities to maximize the commercial potential of these tests, including licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

On July 13, 2007, the Company entered into an agreement with AstraZeneca to market and distribute the skin cholesterol tests in the U.S.  Under the financial terms of the agreement, the Company received an upfront payment of $533,000 (U.S. $500,000) and is entitled to receive a series of additional payments of up to U.S. $6.5 million upon attainment of various development and revenue targets.  In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of U.S. $30 million per year.   The Company expects partnering the rights to PREVU* for the rest of the world in early 2008.

On March 27, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants for gross proceeds of approximately $3,900,000.  Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.  On July 30, 2007, the Company filed a Form F-3 registration statement with the United States Securities and Exchange Commission to register the shares issued pursuant to the private placement.

PreMD Third Quarter 2007 Report	10

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs.   The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  It is not possible at this time to predict the outcome of these matters.  The Company’s financial statements do not reflect any adjustments to the classifications and carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business.

Stock Exchange Listing

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from the AMEX.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters:

		2007				2006		2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Product sales	$7,150	$8,250	$18,084	─	$1,381	$5,015	$117	$40,768
License revenue	$26,670	─	─	2,555,157	576,995	79,624	77,051	918,804
Investment tax credits	$54,000	26,000	22,000	25,000	45,000	70,000	60,000	31,000
Interest income	$31,531	37,105	27,124	52,391	56,047	70,394	86,535	85,781
Net loss	$(1,635,133)	$(1,341,363)	$(1,589,195)	$(339,602)	$(1,120,175)	$(2,115,432)	$(2,373,762)	$(788,825)
Basic and diluted net loss per share(1):	$(0.07)	$(0.05)	$(0.07)	$(0.01)	$(0.05)	$(0.10)	$(0.11)	$(0.04)
Note:
(1)
 Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period.  The weighted average number of common shares outstanding for the three months ended September 30, 2007 was 25,080,579 (September 30, 2006: 21,685,656).

PreMD Third Quarter 2007 Report	11

Outstanding Share Data

As of the date hereof, PreMD has an aggregate of 25,128,966 common shares issued and outstanding.  In addition, as of the date hereof, if all of the outstanding August 2005 convertible debentures are converted into common shares, the Company would issue up to an additional 2,882,195 common shares.

As of the date hereof, an aggregate of 2,747,604 common share purchase warrants are issued and outstanding, entitling the holders thereof to purchase up to an aggregate of 2,747,604 common shares.

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars upon maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

PreMD Third Quarter 2007 Report	12

In addition, the market for shares of biotechnology and life science companies, in particular, has experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects.  While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:
•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute our business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. On July 13, 2007, the Company signed an agreement with AstraZeneca Pharmaceuticals LP for the marketing and distribution of our skin cholesterol test in the U.S. and we anticipate partnering the sales and marketing rights for the rest of the world for the skin cholesterol tests in early 2008.

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We may need to generate cash to pay interest and principal on the convertible debentures. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute our business plan;
•	Intense competition may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	Rising healthcare costs could impair PreMD’s ability to commercialize its products; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

PreMD Third Quarter 2007 Report	13

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2006, which is filed with the applicable Canadian provincial securities commissions and is available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), which are available at www.sec.gov.  Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in this or other reports or documents that PreMD files with the applicable Canadian provincial securities commissions and the SEC.

Dated November 14, 2007

PreMD Third Quarter 2007 Report	14

PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]
Unaudited
(note 1)

	As at	As at
	September 30	December 31
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	1,340,610	112,577
Short-term investments	1,001,171	3,163,482
Accounts receivable	8,299	11,221
Inventory	280,054	179,219
Prepaid expenses and other receivables	447,627	570,773
Investment tax credits receivable	302,000	200,000
Total current assets	3,379,761	4,237,272
Deferred financing fees, net of accumulated amortization of $174,863 in 2006 [notes 2 and 3]	─	347,589
Capital assets, net of accumulated amortization of $906,632 (2006 - $841,611)	253,500	312,410
Intangible assets, net of accumulated amortization of $972,361 (2006 - $915,027)	324,895	382,229
	3,958,156	5,279,500

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	365,781	963,990
Accrued liabilities	633,163	932,372
Current portion of deferred revenue	106,680	─
Total current liabilities	1,105,624	1,896,362
Convertible debentures [note 3]	5,408,490	6,350,680
Deferred revenue	400,050	─
Total liabilities	6,914,164	8,247,042

Shareholders' deficiency
Capital stock [note 5]	28,983,711	25,263,480
Contributed surplus [note 5]	2,991,633	2,521,915
Equity component of convertible debentures [note 3]	2,239,385	2,239,385
Warrants [note 5]	1,557,296	1,170,020
Deficit	(38,728,033)	(34,162,342)
Total shareholders' deficiency	(2,956,008)	(2,967,542)
	3,958,156	5,279,500

See accompanying notes

PreMD Third Quarter 2007 Report	15

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
[In Canadian dollars]
Unaudited
(note 1)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

REVENUE
Product sales	7,150	1,381	33,484	6,513
License revenue	26,670	576,995	26,670	733,670
	33,820	578,376	60,154	740,183
Cost of product sales	93,057	1,140	101,623	5,523
Gross profit	(59,237)	577,236	(41,469)	734,660

EXPENSES
Research and development	736,855	840,505	2,108,491	3,826,029
General and administration	995,433	499,098	2,547,538	1,764,963
Interest on convertible debentures	167,217	172,243	496,200	510,380
Imputed interest on convertible debentures	253,093	204,445	732,667	608,577
Amortization	42,046	77,662	124,744	232,594
Loss (gain) on foreign exchange	(533,217)	4,505	(1,287,658)	(210,538)
	1,661,427	1,798,458	4,721,982	6,732,005

RECOVERIES AND OTHER INCOME
Investment tax credits	54,000	45,000	102,000	175,000
Interest	31,531	56,047	95,760	212,976
	85,531	101,047	197,760	387,976
Net loss and comprehensive loss for the period	(1,635,133)	(1,120,175)	(4,565,691)	(5,609,369)

Deficit, beginning of period	(37,092,900)	(32,702,565)	(34,162,342)	(28,213,371)
Deficit, end of period	(38,728,033)	(33,822,740)	(38,728,033)	(33,822,740)

Basic and diluted loss per share	$(0.07)	$(0.05)	$(0.19)	$(0.26)

Weighted average number of common shares outstanding	25,080,610	21,685,656	24,036,431	21,601,763

See accompanying notes

PreMD Third Quarter 2007 Report	16

PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]
Unaudited
(note 1)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,635,133)	(1,120,175)	(4,565,691)	(5,609,369)
Add (deduct) items not involving cash
Amortization	42,046	77,662	124,744	232,594
Stock compensation costs included in:
Research and development expense	84,261	27,510	151,644	122,229
General and administration expense	154,803	43,881	335,408	287,093
Gain on sale of capital asset	─	─	143	─
Imputed interest on convertible debentures	253,093	204,445	732,667	608,577
Interest on convertible debentures paid in common shares	135,457	64,815	406,368	144,517
Loss (deduct gain) on foreign exchange	(533,217)	4,505	(1,287,658)	(210,538)
Net change in non-cash working capital balances related to operations (note 7)	(123,726)	(834,448)	(962,444)	462,085
Increase (decrease) in deferred revenue	506,730	(76,598)	506,730	(235,190)
Cash used in operating activities	(1,115,686)	(1,608,403)	(4,558,089)	(4,198,002)

INVESTING ACTIVITIES
Short-term investments	15,521	1,582,645	2,124,980	3,464,549
Sale of capital assets	─	─	1,435	─
Purchase of capital assets	(7,845)	(1,743)	(10,078)	(22,658)
Cash provided by investing activities	7,676	1,580,902	2,116,337	3,441,891

FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	(46,153)	─	3,683,804	─
Cash provided by (used in) financing activities	(46,153)	─	3,683,804	─
Effect of exchange rate changes on cash and cash equivalents	(20,665)	5,341	(14,019)	51,553
Net increase (decrease) in cash and cash equivalents during the period	(1,174,828)	(22,160)	1,228,033	(704,558)
Cash and cash equivalents
- Beginning of period	2,515,438	90,801	112,577	773,199
- End of period	1,340,610	68,641	1,340,610	68,641

Represented by
Cash	294,138	68,641	294,138	68,641
Cash equivalents	1,046,472	─	1,046,472	─
	1,340,610	68,641	1,340,610	68,641

See accompanying notes

PreMD Third Quarter 2007 Report	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007
[In Canadian dollars unless otherwise noted]

Unaudited

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
PreMD Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.  The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point-of-care setting, in a laboratory, in the life insurance industry, and eventually, at home and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer.  In addition, the Company has patents and patents pending for color measurement in biological reactions.

The Company’s financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has experienced significant operating losses and cash outflows from operations since its inception and it is expected to continue to experience negative cash flows from operations in the coming fiscal year.  The Company reported a loss of $4,565,691 for the nine months ended September 30, 2007 and has a shareholders’ deficiency of $2,956,008 as at September 30, 2007.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  It is not possible at this time to predict the outcome of these matters.  The Company’s financial statements do not reflect any adjustments to the classifications and carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business.

2.	SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements.  The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2006.  Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3855, “Financial Instruments - Recognition and Measurement”,  Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”.

a)
Section 3855, Financial Instruments - Recognition and Measurement, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivatives or classified as held-for-trading purposes. Other financial liabilities are measured at their carrying value; and

PreMD Third Quarter 2007 Report	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

As a result of adopting this section on January 1, 2007, the Company reclassified unamortized deferred financing fees relating to convertible debentures of $347,589 to convertible debentures.  The reclassification of debt issue costs has no material impact on earnings.  Financing fees are amortized using the effective interest method over the term of the related debt instrument.

In accordance with the new standard, the Company has classified cash and cash equivalents as held-for-trading, short-term investments as held-to maturity, accounts receivable as loans and receivables and accounts payable, accrued liabilities and convertible debentures as other financial liabilities.

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value, with changes in fair value recognized in net income.  Certain derivatives embedded within a host contract must also be measured at fair value.  Prior to the adoption of this standard, the conversion feature and warrants related to the Company’s unsecured convertible debentures were separately presented on the balance sheet and as equity component of convertible debentures and warrants, respectively.  The amounts recognized represent the fair values of the conversion feature and warrants on the date of issuance.  The adoption of this standard as it relates to embedded derivatives had no impact on opening deficit at the date of adoption or any impact on earnings for the period.

b)	Section 3865, Hedges, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	Changes in the fair value of a hedged item and a hedging item; and
•	Changes resulting from risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period.  The Company currently does not have any hedges.

c)
Section 1530 of the CICA Handbook, "Comprehensive Income", describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders.  It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The Company had no “other comprehensive income” transactions during the nine month period ended September 30, 2007, and no opening or closing balances for “accumulated other comprehensive income or loss”.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2006.

3.	CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (U.S. $8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of approximately $8,915,000). The unsecured debentures bear interest at an annual rate of 7% [effective rate of approximately 14.8% on the liability component], payable quarterly in cash or common shares at the Company’s option.  The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date.  The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment).  If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares.    Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment).  At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

PreMD Third Quarter 2007 Report	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 25, 2006, $475,441 [U.S.$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

Of the total amount of the financing, $5,917,209 was recorded as a liability.  The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model.  The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model.  Additional financing expenses of $51,399 were incurred in 2006, of which $13,623 was allocated to the equity component of the convertible debentures and $6,698 was allocated to warrants based on their relative fair values.  The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds ($)	Deferred financing fees ($)	Net ($)
Issuance of convertible debentures	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debentures	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of approximately 12.75% and at maturity will be equal to the face value of the debentures.  All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from December 31, 2006 to September 30, 2007:

($)
Balance, December 31, 2006	6,350,680
Reclassification of deferred financing fees [note 2]	(347,589)
Changes in foreign exchange rates	(84,024)
Imputed interest	248,346
Balance, March 31, 2007	6,167,413
Changes in foreign exchange rates	(693,976)
Imputed interest	231,228
Balance, June 30, 2007	5,704,665
Changes in foreign exchange rates	(549,268)
Imputed interest	253,093
Balance, September 30, 2007	$5,408,490

PreMD Third Quarter 2007 Report	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	STOCK-BASED COMPENSATION

On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”].  The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting.  Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended September 30		Nine months ended September 30
	2007 $	2006 $	2007 $	2006 $
Net loss as reported	(1,635,133)	(1,120,175)	(4,565,691)	(5,609,369)
Estimated stock-based compensation costs	─	(12,708)	(643)	(39,188)
Pro forma net loss	(1,635,133)	(1,132,883)	(4,566,334)	(5,648,557)
Pro forma basic and diluted loss per common share	$(0.05)	$(0.05)	$(0.26)	$(0.26)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows:  expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of five years.  Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2006.

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS
a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)	Issued and outstanding shares
		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2006	21,858,223	25,263,480	2,521,915	27,785,395
Issued on exercise of options	3,000	4,600	(400)	4,200
Stock-based compensation expense	─	─	89,390	89,390
Issued as payment for interest	85,164	136,944	─	136,944
Issued pursuant to private placement	2,917,268	3,378,149	─	3,378,149
Balance, March 31, 2007	24,863,655	28,783,173	2,610,905	31,394,078
Stock-based compensation expense	─	─	147,264	147,264
Issued as payment for interest	121,674	133,967	─	133,967
Issued under share purchase plan	8,000	11,335	─	11,335
Additional financing costs related to private placement	─	(44,526)	─	(44,526)
Balance, June 30, 2007	24,993,329	28,883,949	2,758,169	31,642,118

PreMD Third Quarter 2007 Report	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$
Balance, June 30, 2007	24,993,329	28,883,949	2,758,169	31,642,118
Stock-based compensation expense	─	─	233,464	233,464
Issued as payment for interest	131,637	135,456	─	135,456
Issued under share purchase plan	4,000	5,600	─	5,600
Additional financing costs related to private placement	─	(41,294)	─	(41,294)
Balance, September 30, 2007	25,128,966	28,983,711	2,991,633	31,975,344

c)	Private placement
On March 27, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,635 common share purchase warrants at $1.33 per unit for gross proceeds of $3,880,417, less issue expenses of $104,896 (resulting in net proceeds of $3,775,521).  The issue expenses were pro rated between the equity and the warrant components.  Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.  The fair value of the warrants at the date of grant was estimated as $397,372 (net of expenses of $11,046), determined using the Black-Scholes options pricing model.   Additional financing and registration expenses of $49,764 and $46,152 were incurred in the three months ended June 30 and September 30, 2007, respectively, of which $85,820 was allocated to the common shares and $10,096 was allocated to the warrants.

d)	Warrants

		Weighted average
	Warrants	exercise price
	#	$
Balance, December 31, 2006	1,288,970	3.57
Granted	1,458,634	1.66
Balance March 31, June 30 and September 30, 2007	2,747,604	2.63

e)	Options

		Weighted average
	Shares	exercise price
	#	$
Balance, December 31, 2006	2,920,304	2.84
Granted	675,000	1.65
Exercised	(3,000)	1.40
Expired	(387,500)	3.89
Balance, March 31, 2007	3,204,804	2.46
Granted	155,000	1.10
Expired	(177,000)	3.08
Balance, June 30, 2007	3,182,804	2.36
Granted	80,000	1.34
Balance, September 30, 2007	3,262,804	2.34

6.	COMMERCIALIZATION AGREEMENT

On July 13, 2007, the Company signed an agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) to market and distribute the Company’s skin cholesterol test in the U.S.  Under the financial terms of the agreement, the Company received an upfront payment of U.S. $500,000 and can receive a series of additional payments of up to U.S. $6.5 million upon attainment of various development and revenue targets.  The upfront payment was deferred and is being recognized into income on a straight-line basis over 5 years.  In addition, the Company will receive royalties of 20% on AstraZeneca’s sales of the products, escalating to 25% on sales in excess of U.S. $30 million per year.  The agreement does not provide for a fixed termination date.

PreMD Third Quarter 2007 Report	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations comprises the following:

	Three months ended September 30		Nine months ended September 30
	2007 $	2006 $	2007 $	2006 $
Accounts receivable	144	(501,464)	2,922	380,427
Inventory	(102,050)	1,140	(100,835)	1,808
Prepaid expenses and other receivables	90,023	121,439	123,146	213,100
Investment tax credits receivable	(54,000)	(45,000)	(102,000)	(175,000)
Accounts payable and accrued liabilities	(57,843)	(410,563)	(885,677)	41,750
	(123,726)	(834,448)	(962,444)	462,085

8.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the period ended September 30, 2006 have been reclassified from statements previously presented to conform to the presentation of the September 30, 2007 consolidated financial statements.

PreMD Third Quarter 2007 Report	23

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

PreMD Inc.	Equity Transfer & Trust Company
4211 Yonge Street	200 University Avenue, Suite 400
Suite 615	Toronto, Ontario
Toronto, ON	T: 416-361-0930
M2P 2A9	www.equitytransfer.com
T: 416-222-3449
F: 416-222-3449	Shareholder services provided by the
www.premdinc.com	transfer agent:

Investor Relations Contacts	- Change of address
- Eliminate multiple mailings
Michelle Rabba	- Transfer PreMD shares
Manager, Corporate Communications	- Other shareholder account inquiries
T: 416-222-3449 ext. 25
mrabba@premdinc.com	Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Vice President, Finance and	Ernst & Young Tower
Chief Financial Officer	Toronto-Dominion Centre
T: 416-222-3449 ext. 24	Toronto, Ontario
rhosking@premdinc.com
Legal Counsel
General or Investor Inquiries	Aird & Berlis LLP
181 Bay Street, Suite 1800
info@premdinc.com	BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo PC
One Financial Center
Boston, Massachusetts